                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA GROUP: 2004 NET INCOME RISES TO 1.8 BILLION EUROS AND DEBT TO 32.8 BILLION EUROS FOLLOWING APPLICATION OF IAS CRITERIA; DIFFERENCES ALREADY TAKEN INTO ACCOUNT BY RATINGS AGENCIES

Presentation to the market regarding the main effects on the Group’s 2004 accounts following the introduction of IAS international accounting standards

Milan, March 16, 2005 – The Telecom Italia Group’s CFO Enrico Parazzini today illustrates to financial analysts the principal repercussions on the Group’s 2004 accounts of adopting the IAS/IFRS standards, which are becoming compulsory for the consolidated accounts of listed companies in 2005.

The Telecom Italia Group is adopting these new accounting standards with effect from January 1, 2005. The Group’s first quarter 2005 accounts will be drawn up on the basis of these criteria. The 2005-2007 business targets due to be presented to the financial community on April 8, 2005 are based on these principles. The new criteria will be applied to the Parent Company from 2006.

The main effects of these new principles on the 2004 accounts are:

•

Operating income rises 0.4 billion euros (from 7.2 billion euros to 7.6 billion euros);

•

Net income (the Parent company’s share) is up 1 billion euros (rising from 0.8 to 1.8 billion euros);

•

Shareholders’ equity increases by 1.2 billion euros (from 15.2 to 16.4 billion euros);

•

Net financial borrowings increase by 3.3 billion euros (from 29.5 to 32.8 billion euros).

The main impact of the new accounting standards on the income statement concerns the amortization of goodwill (equal to 1.5 billion euros in 2004). Under the IAS/IFRS standards, goodwill is no longer systematically amortized but instead is subject to annual valuation through a so-called impairment test. Further changes to the income statement arise from reclassifications, revised criteria for calculating revenues, and a different method of entering certain types of real estate transaction onto the accounts.

Most of the increase in Shareholders’ equity from 15.2 to 16.4 billion euros may be ascribed to changes in how goodwill is amortized.

Differences in net financial borrowings may primarily be ascribed to a different accounting process applied to real estate sales and leasebacks undertaken between 2000 and 2003, securitization contracts and factoring.

All changes in the calculation of net financial borrowings have already been taken into account by the ratings agencies during their recent revisions.

Under the new standards, a number of Group real estate sales containing 19-21 year leaseback provisions are entered onto the accounts as long-term investments. In consequence, the assets leased back are entered onto the balance sheet on the assets side, while the residual debt is entered as a liability. Amortization of a share of interest charges rather than rental fees is entered onto the income statement, while gains realized at the time of the sale are deferred for the length of the contract. These revised accounting rules for real estate transactions of this nature have prompted a bookkeeping increase of 1.6 billion euros in the net financial borrowings figure at year-end 2004.

Adoption of these new accounting standards has had an impact on securitization too, requiring the full consolidation of the TI Securitization Vehicle entity, set up specifically for securitization purposes; although it is wholly-owned by other entities, the entity’s operations are, in a de facto sense, controlled by Telecom Italia. This consolidation results in a 0.7 billion euro rise owing to the negative bookkeeping effect on net financial borrowings.

The revised accounting principles also entail stricter factoring criteria regarding the definitive transfer of receivables. This has resulted in a 0.8 billion euro rise owing to the negative bookkeeping effect on net financial borrowings.

The effect of accounting changes on the revenues of the Group’s main Business Units is negligible. After the reclassification of extraordinary income and expenses (in addition to adjustments regarding the definition of revenues and provisions for contingencies), Wireline’s operating income is revised from 5.2 to 4.8 billion euros, Mobile BU operating income is revised from 4.07 to 3.98 billion euros, and Internet & Media operating income rises from -0.09 to -0.07 billion euros.

The slide presentation that accompanies the conference call illustrating the detailed impact of new IAS accounting criteria on the Group's 2004 accounts is available on the Telecom Italia Group web site www.telecomitalia.it under Investor Relations.

The information contained herein should be considered as preliminary and liable to amendment and have been calculated on the basis of current IAS / IFRS standards and currently available interpretations. External auditors Reconta Ernst & Young have been commissioned to check the data concerning the transition process which is under way.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 16th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager